[redacted]

08027097

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER JOSEPH CAMERON, LLC
NKA. ORCHARD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 W CIVIC CENTER DR, SUITE 104
(No. and Street)

SANDY	UTAH	84070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN BRADBURN (801) 316-4301
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual, state last, first, middle name)

5 TRIAD CENTER, SUITE 750	SALT LAKE CITY	UTAH	84180-1128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **KEVIN BRADBURN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ORCHARD SECURITIES, LLC**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DALYN CASTO
Notary Public
State of Utah
My Comm. Expires Jan 15, 2011
160 W Civic Center Dr Suite 104 Sandy, UT 84070

Signature

President
Title

Dalyn Casto
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c301(2).

3. Company is not a consolidated entity.

ORCHARD SECURITIES, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
INDEPENDENT AUDITORS' REPORT
AND
FINANCIAL STATEMENTS

December 31, 2007 and 2006

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

ORCHARD SECURITIES, LLC

TABLE OF CONTENTS

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company
Accounting Oversight Board

an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT AUDITORS' REPORT

Members and Board of Directors
Orchard Securities, LLC
Sandy, Utah

We have audited the accompanying statements of financial condition of Orchard Securities, LLC as of December 31, 2007 and 2006, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orchard Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, PC

Salt Lake City, Utah
February 25, 2008

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,140,180	$ 28,651
Accounts receivable, net of allowance for doubtful accounts of $23,902 and $0, respectively	75,316	119,056
Receivables from affiliates	2,382	-
Other receivables	14,699	332
Prepaid expense	32,821	-
Other assets	1,551	650
Total Current Assets	1,266,949	148,689
Office equipment	43,325	-
Accumulated depreciation	(3,243)	-
Total Office Equipment	40,082	-
Goodwill	55,000	55,000
Total Assets	$ 1,362,031	$ 203,689
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 42,868	$ 10,106
Commissions payable	344,523	-
Accrued payroll and related expenses	76,716	-
Accrued expenses and other liabilities	3,340	4,960
Total Current Liabilities	467,447	15,066
Members' Equity	894,584	188,623
Total Liabilities and Member's Equity	$ 1,362,031	$ 203,689

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues		
Underwriting and selling groups	$ 31,405,368	$ 119,056
Other	469,957	-
Interest income	7,758	-
Total Revenues	31,883,083	119,056
Expenses		
Selling group commissions	27,477,387	-
Compensation and related benefits	2,529,727	4,594
Office overhead and operating	400,508	4,444
Professional fees	155,428	6,137
Training	39,081	-
Licensing and registration	9,504	27,008
Depreciation	3,243	-
Other	450,094	1,400
Total Expenses	31,064,972	43,583
Net Income	$ 818,111	$ 75,473
Members' Equity, Beginning of Period	188,623	-
Member Contributions	-	113,150
Member Distributions	(112,150)	-
Members' Equity, End of Period	$ 894,584	$ 188,623

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

	Common Units	Paid in Capital	Retained Earnings	Membership Equity
Balance at December 31, 2005	-	$ -	$ -	$ -
Member Contributions	1,000	113,150	-	113,150
Net Income	-		75,473	75,473
Balance at December 31, 2006	1,000	113,150	75,473	188,623
Distributions to Members		(112,150)		(112,150)
Net Income	-	-	818,111	818,111
Balance at December 31, 2007	1,000	$ 1,000	$ 893,584	$ 894,584

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007

	2007	2006
Cash Flows From Operating Activities		
Net income	$ 818,111	$ 75,473
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	3,243	-
Changes in certain operating assets and liabilities:		
Accounts receivable	43,740	(119,056)
Receivables from affiliates	(2,382)	-
Accounts payable	32,762	10,106
Commissions payable	344,523	-
Accrued payroll and related expenses	76,716	4,960
Other operating assets/liabilities	(49,709)	(982)
Net Cash Provided From (Used In) Operating Activities	1,267,004	(29,499)
Cash Flows From Investing Activities		
Purchase of goodwill	-	(55,000)
Purchase of office equipment	(43,325)	-
Net Cash Used In Investing Activities	(43,325)	(55,000)
Cash Flows From Financing Activities		
Proceeds from capital contributions	-	113,150
Withdrawal of capital contributions	(112,150)	-
Net Cash (Used In) Provided From Financing Activities	(112,150)	113,150
Net Change in Cash	1,111,529	28,651
Cash At Beginning of Year	28,651	-
Cash At End of Year	$ 1,140,180	$ 28,651

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Note 1 – Organization and Description of Business

Orchard Securities, LLC ("Company") was organized as a limited liability company under the laws of the State of Utah on September 27, 2005 to engage in the securities business as a broker-dealer under the Securities Exchange Act of 1933, as amended. It is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission.

The owners of the Company purchased an existing broker-dealer in October 2006 and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. While legally organized in 2005, no business activity occurred until the fourth quarter of 2006. In order to operate as a broker-dealer and to conduct securities business, approval was needed from the NASD and from the State of Utah. The Company received formal approval from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close date of the underlying real estate. The Company does not participate in any proprietary securities transactions.

Cash

Cash consists of bank deposits with an FDIC-insured institution. At December 31, 2007, the Company had cash of $1,040,180 in excess of FDIC limits.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially

uncollectible balances. At December 31, 2007, management recorded a provision against accounts receivable totaling $23,902 due to the aging status of certain receivables. The Company made no such provision in 2006.

At December 31, 2006, the Company had recorded a receivable due from a broker-dealer consisting of funds derived from a private placement of real estate securities that were earned but not remitted to the Company. No such receivable existed at December 31, 2007.

Office Equipment

Office equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2007 was $3,243. As the Company had no office equipment at December 31, 2006, no depreciation expense was incurred.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2007 and 2006, the Company deemed no impairment of goodwill for the periods then ended.

Income Taxes

The Company is taxed as a limited liability company, thus all profits and losses are passed through to the individual members, and accordingly, the Company records no tax provision.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Reclassifications

Certain reclassifications were made to the prior-year financial statements to conform to the 2007 presentation. The amount recorded as "receivables from brokers or dealers" was reclassified to "accounts receivable." The amount recorded as "payables from brokers or dealers" was reclassified to "accounts payable."

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007,

and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements.* SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements, consolidated net income shall be adjusted to include the net income attributed to the non-controlling interest and consolidated comprehensive income shall be adjusted to include the comprehensive income attributed to the non-controlling interest. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company has not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS No. 141(R) or SFAS No. 160.

Note 3 – Expense Sharing Agreement

The Company had an expense sharing agreement on an arms length basis with a broker-dealer of which certain of the officers are also officers of the Company. Under the agreement, the broker-dealer paid for the expenses of the Company, with a percentage of those costs, calculated using an agreed-upon ratio, reimbursed back to the broker-dealer. The agreement was in place during 2006 but converted to a month-to-month arrangement for 2007 and was renewable at the end of each month for as long as the two parties agree to the terms. Also included in this agreement was the leasing of office equipment, which was also on a month-to-month basis and cancelable at any time. Lease expense, under this agreement, for office equipment as of December 31, 2007 and 2006 was $13,200 and $1,000, respectfully. The expense sharing agreement formally terminated on July 1, 2007.

During 2007, contract specific arrangements were consummated on an arms length basis between the Company and this broker-dealer, which result in monies being owed between the two companies. At December 31, 2007, amounts due to and due from the Company were $1,375 and $1,069, respectively.

Note 4 – Goodwill

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Affiliate Transactions

At December 31, 2007 and 2006, the amounts reflected "receivables from affiliates" represent reimbursable expenses due from employees and from parties under common control or ownership. These amounts as of December 31, 2007 and 2006 were $2,382 and $0 respectively.

Note 6 – Lease Commitments

The Company leases an office space under an operating lease assumed from another company that expires in 2008. The Company is only responsible for its minimum lease payment. Future non-cancelable minimum lease payments under this operating lease as of December 31, 2007 are approximately $57,149. As the lease terminates in 2008, payment obligations do not extend past the subsequent year.

The Company's rent expense for the office space was $45,879 for the year ended December 31, 2007.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2007, the Company had net capital of $672,733 which was $641,570 in excess of its required net capital of $31,163. The Company's ratio of aggregate indebtedness to net capital was .69 to 1.

At December 31, 2006, the Company had net capital of $13,585 which was $8,585 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2007

Total members' equity	$	894,584
Less non-allowable assets:		
Receivables from non-customers		(92,397)
Office equipment, net of accumulated depreciation		(40,082)
Cash in "Central Registration Depository" account		(1,551)
Other assets		(87,821)
Net Capital		672,733
Net capital per Focus report dated December 31, 2007		672,733
Difference	$	-
Aggregate Indebtedness		
Total liabilities	$	467,447
Computation of Basic Net Capital Requirement		
Net capital	$	672,733
Minimum net capital required		31,163
Excess Net Capital	$	641,570
Ratio of Aggregate Indebtedness to Net Capital		.69 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		.69 to 1
Difference		-

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company
Accounting Oversight Board

an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Members and Board of Directors
Orchard Securities, LLC
Sandy, Utah

In planning and performing our audit of the financial statements of Orchard Securities, LLC (the Company), as of and for the year ended December 31, 2007 and 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, PC

Salt Lake City, Utah
February 25, 2008

END